UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41829

Primech Holdings Ltd.

23 Ubi Crescent
Singapore 408579
+65 6286 1868

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Submission of Matters to a Vote of Security Holders.

On June 19, 2025, Primech Holdings Ltd (the “Company”) held the Company’s Extraordinary General Meeting of Shareholders (the “EGM”) at 23 Ubi Crescent, Singapore 408579. On May 2, 2025 (the “Record Date”), the record date for the EGM, there were 38,417,987 of the Company’s ordinary shares, no par value, (the “Ordinary Shares”) issued and outstanding and entitled to vote at the EGM. Each holder of the Company’s Ordinary Shares shall be entitled to one vote in respect of Ordinary Share held by such holder on the Record Date. Three items of business were acted upon by the Company’s shareholders at the EGM, each of which was approved by the shareholders.

1. Shareholders approved to adopt the Primech 2025 Employee Incentive Plan and the authorization for the Primech 2025 Employee Incentive Plan Share Issuances. The voting results were as follows:

For	Against	Abstain
33,801,693	33,447	2,800

2. Shareholders approved authority be and is hereby given for every six (6) issued ordinary shares in the capital of the Company as at a time and date to be determined by the Directors, at and on which the register of members and the transfer books of the Company will be closed for the purpose of determining the entitlements of the shareholders of the Company following the proposed share consolidation (“Share Consolidation Record Date”) be consolidated into one (1) ordinary share of the Company (each a “Consolidated Ordinary Share” and collectively, the “Consolidated Ordinary Shares”) (the “Share Consolidation”), with such Share Consolidation to be effective on such date within 12 months of this resolution as determined by the Directors and such date shall be announced by the Company (the “Effective Date”). The voting results were as follows:

For	Against	Abstain
33,822,210	12,930	2,800

3. Shareholders approved authority be and is hereby given, for the purposes of Section 76E of the Singapore Companies Act 1967 (the “Singapore Companies Act”), the exercise by the Directors of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company (the “Shares”) not exceeding in aggregate the Maximum Limit (as hereinafter defined), at such price(s) as may be determined by the Directors from time to time up to the Maximum Price (as hereinafter defined) by way of an on-market purchase (“Market Acquisition”) transacted on the Nasdaq Capital Market (“Nasdaq”) as may be determined or formulated by the Directors as they consider fit, and shall satisfy all the conditions prescribed by the Singapore Companies Act, and otherwise in accordance with all other laws, regulations and listing rules of Nasdaq (the “Nasdaq Listing Rules”) as may for the time being be applicable, be and is hereby authorized and approved generally and unconditionally (“Share Buyback Mandate”)

For	Against	Abstain
33,829,525	5,615	2,800

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Primech Holdings Ltd.

Date: June 23, 2025	By:	/s/ Kin Wai Ho
	Name:	Kin Wai Ho
	Title:	Chief Executive Officer

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